Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

BTCS INC.

of

Shares of its Series V Preferred Stock Having an Aggregate Purchase Price of up to $500,000

at a Purchase Price Not Greater Than $1.00 Nor Less Than $0.04 per Share, Net to the Seller in Cash, Without Interest

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

October 26, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

BTCS Inc., a Nevada corporation (the “Company”), is offering to purchase for cash shares of its Series V Preferred Stock, par value $0.001 per share (the “Shares”), having an aggregate purchase price of up to $500,000, at a price per Share not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as amended or supplemented from time to time, constitute the “Offer.” Capitalized terms used but not defined in this letter have the meanings given to them in the Offer to Purchase.

The Offer is being conducted through a procedure commonly referred to as a “modified Dutch auction.” The Company will determine a single per-Share price, not greater than $1.00 nor less than $0.04 (the “Purchase Price”), that it will pay for Shares validly tendered and not validly withdrawn, taking into account the total number of Shares tendered and the prices specified by tendering holders. The Purchase Price will be the lowest price within the range that will enable the Company to purchase Shares having an aggregate purchase price of up to $500,000 or, if fewer Shares are validly tendered, all Shares so tendered. All Shares purchased will be purchased at the same Purchase Price, even if a holder tendered at a lower price. Shares tendered at prices above the Purchase Price will not be purchased and will be returned promptly after the Expiration Date at no expense to the holder.

If Shares having an aggregate purchase price of more than $500,000 are validly tendered at or below the Purchase Price and not validly withdrawn, the Company will purchase, on a pro rata basis, all Shares tendered at or below the Purchase Price, with appropriate adjustments to avoid the purchase of fractional Shares. The Company reserves the right to purchase up to an additional 2% of the outstanding Shares without amending or extending the Offer. See Section 1 of the Offer to Purchase.

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We are asking you to contact your clients for whom you hold Shares registered in your name or in the name of your nominee. Please bring the Offer to their attention as promptly as possible. Clients may instruct you to tender all or a portion of their Shares (a) at a specified price not greater than $1.00 nor less than $0.04 per Share, in increments of $0.01, or (b) “at the Purchase Price,” in which case the Shares will be deemed tendered at $0.04. A client may tender different portions of its Shares at different prices, but the same Shares may not be tendered at more than one price. A separate instruction is required for each price.

The Offer is not conditioned on any minimum number of Shares being tendered and is not subject to a financing condition. The Offer is, however, subject to the other conditions described in Section 6 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	the Offer to Purchase, dated October 26, 2026;

2.	the Letter of Transmittal, for your use and for the information of your clients, including an IRS Form W-9;

3.	the Notice of Guaranteed Delivery, to be used to accept the Offer if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

4.	a form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining your clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 15, 2026, unless the Offer is extended or earlier terminated. Please allow sufficient time for your clients to respond before any internal deadline you establish.

Tender procedures for DTC participants. The Shares are eligible for book-entry transfer through The Depository Trust Company (“DTC”). The Depositary will establish an account with respect to the Shares at DTC within two business days after the date of the Offer to Purchase. For Shares to be validly tendered through DTC, the Depositary must receive, before the Expiration Date, a confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC through DTC’s Automated Tender Offer Program (“ATOP”), together with an Agent’s Message, and the price designation (or “at the Purchase Price” election) applicable to the Shares tendered. A separate ATOP instruction must be submitted for each price at which Shares are tendered. Delivery of documents to DTC does not constitute delivery to the Depositary. If the book-entry procedure cannot be completed before the Expiration Date, Shares may be tendered under the guaranteed delivery procedure described in Section 3 of the Offer to Purchase, which requires delivery of the Shares and an Agent’s Message within three Nasdaq trading days after the date of the Notice of Guaranteed Delivery.

Withdrawals and price changes. Tendered Shares may be withdrawn at any time before the Expiration Date and, unless accepted for payment, at any time after December 22, 2026. A withdrawal of Shares tendered through DTC must specify the name and number of the account at DTC to be credited and must otherwise comply with DTC’s procedures. To change the price at which Shares have been tendered, the Shares must be validly withdrawn and re-tendered at the new price before the Expiration Date. See Section 4 of the Offer to Purchase.

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Net long position. Each tender of Shares constitutes a representation and warranty by the tendering holder, and by you on its behalf, that the holder has a “net long position” in the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and that the tender complies with Rule 14e-4.

Tax matters. Payments to tendering holders may be subject to U.S. federal backup withholding (currently at a rate of 24%) unless the holder provides a properly completed IRS Form W-9 or otherwise establishes an exemption, and payments to non-U.S. holders may be subject to withholding. Please confirm that you have a valid IRS Form W-9 or appropriate IRS Form W-8 on file for each tendering client. See Section 3 and Section 12 of the Offer to Purchase.

No certificates. The Shares were issued in book-entry form, and no certificates were issued.

Fees and expenses. The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares in the Offer. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and customary handling and mailing expenses incurred by them in forwarding the enclosed materials to their clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares in the Offer, except as otherwise provided in the Offer to Purchase and in Instruction 7 of the Letter of Transmittal.

Neither the Company, its Board of Directors, the Depositary nor the Information Agent makes any recommendation to any holder as to whether to tender or refrain from tendering Shares, or as to the price or prices at which to tender. Holders must make their own decisions.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent: InvestorCom LLC, 1055 Washington Blvd., Suite 520, Stamford, CT 06901; banks and brokers call collect: (203) 972-9300; holders call toll-free: (877) 972-0090; email: proxy@investor-com.com.

Very truly yours,

BTCS INC.

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY, THE DEPOSITARY, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED IN THEM.

Enclosures

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